        Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial
Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
September 30, 2004 and 2003

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at September 30, 2004 and the consolidated interim statements of loss and deficit and cash flows for the nine months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2003 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"

Mississauga, Canada
November 19, 2004 Vice President of Finance

1

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian dollars)
(Unaudited) September30,	2004	December 30, 2003	September 30, 2003
		(Audited)
Assets
Current
Cash	$206,942	$347,785	$446,512
Receivables		1,000	175,680
Prepaid Expenses & deposits (Note 5)	101,346	37,206	538,417
Investment Tax Credit Refundable			40,726
Goods and Services tax receivable	51,609	16,120
	359,897	402,111	1,201,335

Capital assets	39,631	33,124	20,620

	$399,528	$435,235	$1,221,955

Liabilities
Current
Payables and accruals (Note 5)	$320,965	$399,140	$233,423
Goods and Services tax payable			8,272
Deposit on shares		72,070
	320,965	471,210	241,695

Advances from related parties (Note 4)		100,000	415,287

	$320,965	$571,210	$656,982

Shareholders'Equity(Deficiency)
Share Capital (Notes6&12)	$5,399,808	$3,343,853	$3,506,928
Contributed Surplus (Note6)	2,495,136	2,048,342	931,582
(Deficit)	(7,816,381)	(5,528,170)	(3,873,537)
	78,563	(135,975)	564,973

	$399,528	$435,235	$1,221,955

Description of Business and Going Concern (Note1)
Agreements and Long Term Commitments (Note11)
Subsequent Events (Note12)

2

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Operations
(Canadian dollars)
(Unaudited)

Nine Months ended	September 30, 2004	Three months ended September 30, 2004	September 30, 2003	Three months ended September 30, 2003

Revenue
Sales (Note 7)	$17,076	$3,855	$153,982	$119,068
Foreign Exchange (Note 3)	17,488	8,950	(14,403)	(4,801)
	34,564	12,805	139,579	114,267

Expenses
Subcontract	985,409	358,581	299,940	141,411
General and Administrative	1,119,953	545,703	372,856	142,432
Professional fees	201,914	118,541	84,363	14,808
Interest (Note 4)	7,000	1,000	9,000	3,000
Amortization(Note 1)	8,499	4,776	4,400	1,677
	2,322,775	1,028,601	770,559	303,328

Net Loss for the Period	(2,288,211)	(1,015,716)	(630,980)	(189,061)

Deficit, beginning of period	(5,528,170)	(6,800,585)	(3,242,557)	(3,684,476)

Deficit, End of Period	$(7,816,381)	$(7,816,381)	$(3,873,537)	$(3,873,537)

Net Loss per common share, basic and diluted	$(0.110)	$(0.048)	$(0.035)	$(0.010)

3

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian dollars)
(Unaudited)
Nine Months ended,	September 30, 2004	Three months ended September 30, 2004	September 30, 2003	Three months ended September 30, 2003

Operating
Net loss for the period	$(2,288,211)	$(1,015,796)	$(630,980)	$(189,061)
Items not requiring cash
-amortization	8,498	4,776	4,400	1,677
Consulting & other expenses
paid in capital stock to
non-related parties	514,204	233,907	94,685	35,020
Consulting & other expenses
paid in capital stock to
related parties	231,304	64,700	211,311	59,490
Net change in non-cashworking
capital balances related
to operations	(247,771)	126,727	(536,783)	(147,539)
	(1,781,976)	(585,686)	(857,367)	(240,413)

Investing
Purchase of capitalassets	(15,005)	(5,457)	(12,059)	(1,404)
	(15,005)	(5,457)	(12,059)	(1,404)

Financing
Advances from related parties	(100,000)	(100,000)	(8,400)
Issuance of common shares	1,656,138	707,495	1,070,400	650,000
	1,556,138	607,495	1,062,000	650,000

Net increase / (decrease) in cash
during the period	(140,843)	116,352	192,574	408,183

Cash, beginning of period	347,785	90,590	253,938	38,329

Cash, end of period	$206,942	$206,942	$446,512	$446,512

Net change in non-cash operating
Working capital
Receivables	$1,000	$2,042	$(145,240)	$(119,301)
Prepaid expenses and deposits	(64,140)	(360,029)	(388,640)	(79,872)
Investment tax credit refundable			175,882	87,592
Goods and services tax receivable	(35,490)	(32,283)
Payables, accruals & deposits	(149,141)	(283,061)	(178,785)	(35,958)
	$(247,771)	$126,727	$(536,783)	$(147,539)

4

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

1. Description of Business and Going Concern

Astris Energi Inc. (the "Company") designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Ontario, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development, which are the POWERSTACK™ LC250 and E8 Generator.

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses. At September 30, 2004, the Company reported a deficit of $7,816,381 and continues to expend cash amounts that significantly exceed revenues. These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements to raise capital in fiscal 2004. Nevertheless, there is no assurance that these initiatives will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialisation of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2. Unaudited interim financial statements

The unaudited balance sheet at September 30, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the nine months ended September 30, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principals ("GAAP") on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003. These interim financial statements include all adjustments, which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2003.

3. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements reflect the accounts of the Company and its subsidiary, Astris Inc., which was acquired on December 31, 1995. All intercompany transactions and balances have been eliminated on consolidation.

5

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

3. Significant Accounting Policies (cont’d)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the useful lives of these assets, calculated as follows:

Office furniture and equipment20% declining balance
Leasehold Improvements20% straight line per annum

In the event that the future undiscounted net cash flows relating to these long-lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

6

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

3. Significant Accounting Policies (cont’d)

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to foreign exchange risk from fluctuations in exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to exchange rate risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limit.

4. Advances from Related Parties

The following amounts have been advanced from related parties:

	2004	2003
Debenture due to shareholders	$--	$100,000

$--	$100,000

Debenture due to shareholders

The debenture due to shareholders was secured and bore interest at 12% per annum. During the three months ended September 30, 2004 the Company paid down its existing debenture thus eliminating Astris’ only long-term financial liability. The remaining interest and principal was paid in full through the issuance of 260,175 common shares. The shareholders released the security on the liability.

5. Related Party Transactions

The Company has a 30% ownership interest in Astris s.r.o., a Czech company, in which the remaining 70% is owned by a company owned by a major shareholder of the Company (Macnor Corporation). The Company’s 30% interest in losses of Astris s.r.o. has been applied to its investment. This investment is accounted for on the equity basis. As the Company’s share of losses is in excess of the original investment, the investment has been written down to nil in a prior year. (see note 12)
The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. Included in prepaid expenses and deposits is an amount of $ 77,506 advanced to Astris s.r.o. When this amount (or any part of it) has been utilized by Astris s.r.o. for the purpose for which the funds were advanced, it will be expensed.

7

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

6. Share Capital

Share capital consists of the following:

Authorized: (See note 12)

60,000,000 common shares
10,000,000 preferred shares
Issued and outstanding:

Common Shares
	#	$

Balance as at June 30, 2004	21,544,873	4,387,933
Issued in the period ending September 30, 2004

- in exchange for consulting and professional fees and expenses from non-related parties	404,705	233,907
- in exchange for consulting fees, debt repayment and expenses from related parties	565,535	164,700
- issued for cash	1,814,167	707,495
Less: Warrant Expense Transferred to Contributed Surplus	-	(94,227)

Balance as at September 30, 2004	24,329,280	5,399,808

No preferred shares have been issued.

For the three months ended September 30, 2004, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at prices between $0.39 and $0.42 per share:

Company controlled by a director and officer	92,855 shares
Directors	282,085 shares
Director and officer	2 9,765 shares
Non-related parties	565,535 shares

At September 30, 2004 the Company had issued capital stock comprising 24,329,280 common shares.

Pursuant to subscription agreements dated July 26 - 28, 2004 with certain accredited investors as defined under the laws of the provinces of Alberta and Ontario and the U.S., the Company issued as private placements, 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $660,725. The common share purchase warrants are exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

The weighted average number of shares outstanding during the three months ended September 30, 2004 is 20,815,786 (2003 - 17,811,733). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

There were no stock options granted to employees or non-employees during the three-month period ended September 30, 2004.

8

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

6. Share Capital (cont’d)

For the three months ended September 30, 2003, the company granted an option of 250,000 common shares as a signing bonus in an employment agreement of an officer at a price of (U.S.) $.50 per share, expiring in September 2008.

For the three months ended September 30, 2004, one non-related party exercised 120,000 options at $0.30 (US) for total proceeds of $46,770. For the three month period ended September 30, 2003, an agent was issued an option to purchase 200,000 common shares at a price of $0.50 (U.S.) per share after raising specified funding. However, the option was not exercised prior to July 2004 when it expired.

As at September 30, 2004, the Company had a total of 7,942,076 (2003 - 4,391,615) common share purchase warrants issued. These warrants have expiry dates ranging from December 29, 2004 to November 30, 2007. The weighted average exercise price of the warrants was $0.69 (U.S.) (2003 - $0.63 (U.S.)).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.34% to 3.74%, expected life of between 1 year and 3 years, expected volatility of between 55% and 183%, closing rate of exchange on the issue date and no dividends. The total amount recognized in the contributed surplus account related to warrants during the three month period ending September 30, 2004 is $94,227 (2003 - $468,013).

7. Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company’s long-lived assets are located in Canada. Sales Revenue is derived from the sale of goods and services to customers located as follows:

	2004	2003

United States	$8,013	$5,648
Rest of World	9,063	113,420

	$17,076	$119,068

8. Contingency

In 1999, a shareholder initiated a legal claim against the Company for repayment of advances in the amount of $315,287. Management was of the opinion that this advance was repayable only if a certain level of external financing had been raised. Since this level of financing was not achieved, there was no requirement to repay the advance.
In February 2001, the shareholder gave notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the Ontario Superior Court of Justice with the result that the entire claim was dismissed in November 2002.

9

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

8. Contingency (cont’d)

An Appeal of the November 2002 judgment was heard by the Ontario Court of Appeal on January 29, 2004. At that time the result of the trial was indeterminate. However, during the appeal, the shareholder reduced his claim to $709,287. In December 2002, the Company was awarded net costs in the amount of $81,000 from the original case but the amount was not collectible unless a favourable decision for the Company was made by the Ontario Court of Appeal.
On June 15, 2004 the Ontario Court of Appeal dismissed the appeal. After dismissing the appeal, the Company was awarded an additional $20,000 for legal and court costs.

9. Commitments

The Company has a realty lease for two adjacent units. The lease has an annual cost of $ 39,360 to October 31, 2004 and $ 40,560 to October 31, 2005, which, includes the proportionate share of common area costs.

10. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

11. Agreements and Long Term Commitments

In May 2004, the Company signed an agreement with Alternate Energy Corporation (AEC), whereby it became a value-added reseller of Astris’ AFC power generator products. The agreement gives the Company access to AEC’s substantial customer prospects and distribution arrangements.

During the three months ended June 30, 2004 the Quebec Superior Court ruled in Astris’ favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. ("ATSI"), a corporation that was formed jointly with Care Automotive Inc.("Care"). Astris served notice in November 2003 that its agreements with Care were terminated, as Care did not meet its funding commitment for the proposed joint venture which was to manufacture and market Astris fuel cell systems for vehicular use.

12. Subsequent Events

At the company’s Annual meeting on October 22, 2004, several decisions were approved by a majority of shareholders, which included the following:

(a)	the Memorandum of Understanding for the acquisition of the outstanding shares in Astris s.r.o, the Company’s affiliate in the Czech Republic. With this purchase, Astris Energi will own 100% of Astris s.r.o which was valued by an independent valuator to be worth $5,250,000. As compensation for this purchase, the company will issue 5 million purchase units to Macnor, a company controlled by a Director & Officer. Each purchase unit consists of one common share and one share purchase warrant. 2,000,000 of the warrants are exercisable at CDN$0.90; 2,000,000 of the warrants are exercisable at CDN$1.10; and 1,000,000 are exercisable at CDN$1.30. The warrants expire three years from the closing date. Closing date is expected to be in 2005.

10

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
September 30, 2004 and 2003

12. Subsequent Events (cont’d)

(b)	An amendment increasing the authorized capital of the corporation to an unlimited number of common shares;
(c)	An amendment increasing the maximum number of common shares reserved for issuance under the Company’s Stock Option Plan to 5,100,000;

On October 19, 2004 , the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative.

11

November 19, 2004

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. ("Astris") for the nine months ended September 30, 2004 and 2003. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31,2003, and restated audited consolidated financial statements and notes for 2002, and Management’s Discussion and Analysis for the six months ended June 30, 2004.

Additional information relating to Astris, including the company’s Annual Information Form, is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion, as well as other sections within this annual report, contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $17 million has been spent to develop the Company’s AFC resulting in a fuel cell that competes strongly with other fuel cell technologies. The Company’s AFC is differentiated from other fuel cells by demonstrating quick startup and shutdown, high efficiency, and environmental tolerance (including freezing and high humidity). Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including low material cost and lower operating cost when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment, each of which was expanded in 2003. The POWERSTACK™ MC250 was added to the existing LABCELL™ products in the power module line. Using the new POWERSTACK™ MC250 the Model E8 Portable AFC power generator was unveiled in December 2003 and will be soon followed by the Model E7 to further expand the existing line of AFC power generators. The TL5 Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, were all added to the test equipment line and should provide some near-term revenue.

Based in Mississauga, Canada, the Company currently owns 30% of an affiliate in Vlasim, Czech Republic called Astris s.r.o. Astris manufactures the anodes and cathodes for the company’s fuel cells at the low-cost Czech Republic affiliate, and assembles the fuel cell stacks and generators at its plant in Mississauga. It has acquired a manufacturing facility and is setting up a production line at Astris s.r.o. to commence pilot production of the POWERSTACK™ MC250 in late 2004.

At the company’s Annual General Meeting on October 22, 2004, a majority of shareholders approved a resolution that a Memorandum of Understanding with Macnor Corp. for the acquisition of the outstanding shares in Astris s.r.o. be accepted. With this purchase, Astris Energi will own 100% of Astris s.r.o., which was valued by an independent valuator to be worth $5,250,000. As compensation for this purchase, the company will issue 5 million purchase units to Macnor, a company controlled by an Astris Director and Officer. Each purchase unit consists of one common share and one share purchase warrant. 2,000,000 of the warrants are exercisable at CDN$0.90; 2,000,000 of the warrants are exercisable at CDN$1.10; and 1,000,000 are exercisable at CDN$1.30. The warrants expire three years from the closing date. Closing date is expected to be in January 2005. All negotiations were carried out by a special committee of Astris’ board of directors.
Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source.

12

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power;
o	accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation; and
•	High oil prices.

Significant Developments in 2003 and 2004

The company hired H. David Ramm as Executive Vice President, heading up business development. Mr. Ramm is a widely experienced corporate executive in the field of alternate energy systems and formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation). Under Mr. Ramm’s leadership, UTC developed the first-ever commercialized fuel cell.

Astris engaged First Energy Advisors in mid-2003, with the objective of raising US$10 million in stages over two years to support its growth strategy. During the nine months ended September 30, 2004, Astris raised $1,656,138 through private placements of shares and warrants, compared with $1,070,400 in the same period of 2003.

Astris contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. Mr. Rivoire has an outstanding track record in industrial automation, production technology, and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

In December 2003, the company cleared its POWERSTACK™ MC250 power module for pilot production commencing in 2004, and unveiled its 2.4 kW model E8 portable power generator that was co-financed by the Czech Republic.

In January 2004, Astris hired Peter Nor, P.Eng., M.B.A. as Vice President Marketing and Corporate Develoment. Mr. Nor is a Professional Engineer and an MBA with solid experience in both technical marketing and research and development. He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council of Canada.

In February 2004, Astris appointed PricewaterhouseCoopers LLP (PwC) as its auditing firm. PricewaterhouseCoopers has developed significant knowledge about the fuel cell industry, recognizes the challenges of emerging growth companies, and is an internationally recognized auditing firm that meets the requirements of federal accounting oversight boards in the U.S. and Canada. These were deciding factors regarding its appointment.

In May 2004, Astris approved the blueprint for its manufacturing facility to produce the POWERSTACK™ MC250 and E8 generator on a pilot production basis, and is now assembling its pilot production manufacturing facility in the Czech Republic for start up in the fall of 2004.

In May 2004, Astris signed an agreement with Alternate Energy Corporation ("AEC", OTCBB: ARGY), whereby AEC becomes a value added reseller (VAR) for Astris’ AFC power generator products. The VAR relationship permits Astris access to AEC’s substantial customer prospects and distribution arrangements, and enables AEC to use Astris’ AFC for demonstration and sales purposes. This VAR arrangement enables AEC to demonstrate and make available a combined fuel cell power pack for sale to major corporate customers, utility customers, as well as demonstration with U.S. federal energy authorities. Astris sees AEC’s fast product deployment program now underway as a good channel to the market. This agreement is consistent with the Company’s business strategy to partner with OEMs to advance pilot-scale production of our AFC to full-scale production.

Developments During the Three Months ended September 30, 2004

The Company completed a private placement to accredited investors of 1,694,167 units worth US$508,250. Each individual unit consists of one share priced at US$0.30 plus one warrant with an exercise price of US$0.50 expiring on December 31, 2005. The lead investor in the offering was AEC. (See above.)

The Company paid down its existing debenture thus eliminating Astris’ only long-term financial liability. The CDN$100,000 debenture, which was secured by a lien on Astris’ assets, was held by three Astris-related parties and dated from June 1996. Yearly interest on the debenture was 12 per cent. The remaining interest and principal was paid in full through the issuance of 260,175 common shares.

The construction of phase one of the pilot production plant designed to produce the new alkaline fuel cell POWERSTACK™ MC250 was completed on schedule. The pilot production plant is being built in the Czech Republic. Production trials now underway started ahead of schedule and met expectations so far.

13

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Performance Review

The following is a review of the key performance measurements from the income statement for the period ended September 30, 2004, and 2003.

Revenue

For the nine months ended September 30, 2004, revenue from the sale of fuel cells and related products and contract work was $17,076 compared with $153,982 for the same period in 2003. A reason for the decline was the company’s focus on developing its POWERSTACK™ MC250 power module and E8 power generator. Sales of fuel cells and related products to unrelated parties in 2004 amounted to $8,013 to the U.S. and $9,063 internationally; in 2003, sales amounted to $5,648 to the U.S., and $113,420 internationally, which included sales to the company’s Czech affiliate.

For the three months ended September 30, 2004, sales of fuel cells and related products increased year-over-year though overall revenue was down due to a one-time contract in the third quarter of 2003 supplying product to Astris s.ro.

Expenses

For the nine months ended September 30, 2004, expenses totaled $2,322,775, compared with $770,559 for the same period in 2003. The main increases were in General and Administrative expenses to $1,119,953 in 2004 compared with $372,856 in 2003; and in subcontract work, to $985,409 in 2004 compared with $299,9400 in 2003. The increased subcontract work reflects primarily an increase in research and development work on the Company’s POWERSTACK™ MC250 power module and 2.4 kW model E8 portable power generator project, and the equipment purchase and assembly for pilot production.
The increased G&A expenses reflect mainly additions to management, higher consulting expenses to raise additional funding, the hiring of additional technical and administrative staff and the expensing of employee stock-based compensation commenced in 2003.

Professional fees were $201,914 compared with restated $84,363 in 2003, The foreign exchange gain in 2004 was higher at $17,488 compared with a loss of $14,403 in 2003, reflecting the significant fluctuation in the value of the US dollar. For the three months ended September 30, 2004, expenses were higher at $1,028,601 compared with $303,328 for the same period in 2003 for the same reasons as above.

Net Loss for the nine months ended September 30, 2004

Astris reported a net loss of $2,288,211 (a loss of $0.11 per share basic and diluted) for the nine months ended September 30, 2004, compared with a loss of $630,980 ($0.035 per share basic and diluted) in 2003. The increase in the loss primarily reflects the combination of reduced revenue and increased expenses.

As at December 31, 2003, the Company has non-capital loss carryforwards of approximately $2,798,000. If unused, the tax losses will expire as follows:

2004            $ 34,000
2005            $ 6,000
2006            $ 73,000
2007            $ 188,000
2008            $ 294,000
2009            $ 323,000
2010            $ 1,880,000

In addition, the company has undeducted scientific research and development expenditures amounting to $778,000, which have no expiry date.
SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources
Astris had an operating cash flow deficit of $1,781,976 in 2004, compared with $857,367 in 2003. The company invested $15,005 in plant and equipment in 2004. Expenses were offset by financings through private placements and exercised options totaling $$1,656,138 for a net decrease in cash at quarter end of $140,843, resulting in cash at quarter end of $206,942.

At quarter end, Astris had $399,528 of assets, and shareholder equity of $78,563.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements. The company additionally will capitalize on available government incentives for alternative energy development.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

14

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Transactions with related parties

Astris currently owns 30% of Astris s.r.o. and a company controlled by a director and officer of Astris, owns the remaining 70%. All transactions are at fair market value, in the interests of all shareholders of Astris Energi. During the nine months ended September 30, 2004, the value of related party transactions was $381,486 compared with $58,421 for the prior year.

Changes in accounting policies

In 2003, Astris changed certain accounting policies. Astris began to expense employee stock-based compensation in advance of new requirements of the Canadian Accounting Standards Board effective in the first quarter of 2004. Astris also began to expense options granted to non-employees, and warrants attached to private placements.

Share Capital

Share capital consists of the following:

Authorized:
60,000,000 common shares
10,000,000 preferred shares

At the Annual General Meeting on October 22, 2004 a majority of shareholders approved an amendment increasing the authorized capital of the corporation to an unlimited number of common shares.

Issued and outstanding to September 30:

	2004 Common Shares		2003 Common Shares
	#	$	#	$
Issued as at June 30	21,544,873	4,387,933	18,017,071	3,694,000
Issued during third quarter:
- in exchange for consulting and professional fees and expenses from non-related parties	404,705	233,907	48,470	35,020
- in exchange for consulting fees, debt repayment and expenses from related parties	565,535	164,700	83,450	59,490
- less warrant expense transferred to contributed surplus		(94,227)
- for cash	1,814,167	707,495	1,054,115	650,000

Balance at September 30	24,329,280	5,399,808	19,203,106	4,438,510

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. It is scheduled to commence pilot production of its POWERSTACK™ MC250 power module in late 2004, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of the E8 portable power generator; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

15

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company is commencing pilot production in late 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, high efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alterative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. In May 2004, Astris successfully defended the technology of its 2.4 kW model E8 portable power generator before an expert panel sponsored by the Czech government. The Czech Republic shared in the cost of developing the E8 generator.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical one to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company uses trade infringement protection and will file for patents in time for commercialization, deferring the patenting process in order to protect its market position.

Astris may be unable to raise additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. Astris engaged First Energy Advisors in mid-2003 to raise US$10 million in stages over two years to support its growth. The Company has raised at the period ended September 30, 2004, $1,656,138, compared to $1,070,400 in 2003.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2004 are to raise additional funding as part of the two-year plan to raise US$10 million to support its commercialization strategy; to forge business partnerships that will determine the first applications of its power modules; and to commence pilot production in late summer 2004. In May 2004, Astris announced an agreement with Alternate Energy Corporation (AEC) whereby AEC became a value added reseller for Astris’ AFC Power Generators. This agreement is consistent with the Company’s business strategy to partner with OEMs in order to enter established markets and develop new applications. Astris is currently in discussions with a number of other potential business partners and in advanced negotiations with two potential business partners.

Also, on October 19, 2004, the company announced that it has signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. El.Ma. has particular interest in the development of alkaline fuel cells for stationary and distributed generation of electrical power. Their fuel cell and hydrogen usage R&D is funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to early market opportunities. As well, El.Ma. specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative.

16

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

Fiscal 2004	Three months ended September 30, 2004	Three months ended June 30, 2004	Three months ended March 31, 2004	Restated three months ended December 31, 2003
(expressed in Cdn$)	$	$	$	$

Revenue	12,805	10,066	11,693	(71,709)
Expenses	1,028,601	701,594	592,580	1,504,280
(Net loss)	(1,015,796)	(691,578)	(580,887)	(1,575,989)
(Loss per common shares	(0.048)	(0.033)	(0.029)	(0.089)

17

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Jiri Nor, President of Astris Energi Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

ASTRIS ENERGI INC.

Date: November 19, 2004	By:	/s/ Jiri Nor
Jiri Nor
Title: President & CEO

11710970.1
18

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Anthony Durkacz, Chief Financial Officer of Astris Energi Inc., certify that:

4.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending September 30, 2004;

5.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

ASTRIS ENERGI INC.

Date: November 19, 2004	By:	/s/ Anthony Durkacz
Anthhony Durkacz
Title: Chief Financial Officer

19